EXHIBIT 99.1

Just Energy Provides Update on CCAA Process

All services to customers across North America continue without interruption.

Company successfully enters into support agreement with its senior lenders ensuring the business continues to operate in normal course.

Company receives its requested extension of the stay period to June 4, 2021.

TORONTO, March 19, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has, among other things, extended the Company’s protection under the Companies’ Creditors Arrangement Act (the “CCAA”) to June 4, 2021 (the “Stay Extension”).

The Court also approved a support agreement between Just Energy and its existing senior lenders under the Company’s credit facility. The Company’s largest commodity suppliers remain in support of the Company.

“We continue to provide our customers across North America with uninterrupted service and remain focused on our business strategies, as we proceed through the CCAA process,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. “I want to thank our employees for their continued focus and dedication, and our valued partners and customers for their support as we determine the optimal next steps in pursuit of a successful restructuring.”

The Company is also continuing to wind down its German business, which the Company had been trying to exit since early 2019, and has commenced insolvency proceedings in Germany.

On March 9, 2021, Just Energy filed for protection under the CCAA and under Chapter 15 in the United States following unprecedented cold weather in Texas in February (the “Weather Event”) and corresponding charges from the Electric Reliability Council of Texas (“ERCOT”), currently totaling over US$250 million incurred over a seven-day period. The total financial impact may change due to ERCOT resettlements, potential orders of the Public Utility Commission, potential legislation, the outcome of the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges. Protection under the CCAA and Chapter 15 allows Just Energy to operate with requisite breathing space as it restructures its business.

Just Energy will provide additional updates as developments warrant. Further information regarding the CCAA proceedings is available at the Monitor’s website http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements with respect to: continuing operations without interruption; [the winding down of the Company’s German operations]; and potential changes to the financial impact of the Weather Event, whether due to ERCOT resettlements, potential orders of the Public Utility Commission, potential legislation, the outcome of the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges, or otherwise. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and Chapter 15 of the Bankruptcy Code in the United States; the outcome of any invoice dispute with ERCOT; the outcome of any legislative actions; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors

Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca